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                          SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                                 -------------------

                                      FORM T-3/A

                    FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                        UNDER THE TRUST INDENTURE ACT OF 1939

                                 -------------------

                                     JAMBOREE LLC
                                 (Name of Applicant)

                                 3333 MICHELSON DRIVE
                                      SUITE 210
                            IRVINE, CALIFORNIA  92612-1682
                       (Address of Principal Executive Offices)

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                          SECURITIES TO BE ISSUED UNDER THE
                              INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                                         AMOUNT
              --------------                                         ------
   CLASS A SENIOR SECURED NOTES DUE 2002                           $80,000,000

                                 -------------------

                        Name and Address of Agent for Service:

                                     JAMBOREE LLC
                                 3333 MICHELSON DRIVE
                                      SUITE 210
                            IRVINE, CALIFORNIA  92612-1682
                               C/O KENNETH LIANG, ESQ.

                                      Copies to:

                                 ERIC H. SCHUNK, ESQ.
                           MILBANK, TWEED, HADLEY & MCCLOY
                        601 SOUTH FIGUEROA STREET, 30TH FLOOR
                            LOS ANGELES, CALIFORNIA  90017

                                 -------------------

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         This Amendment No. 1 amends and supplements the Application for
Qualification of Indenture under the Trust Indenture Act of 1939, File No. 22-22279 ("PRIOR FILING"), filed August 12, 1997 relating to the qualification of that certain Indenture filed as Exhibit T3C to the Prior Filing ("INDENTURE"), with respect to $80,000,000 in aggregate principal amount of Senior Secured Notes due 2002 of Jamboree LLC, a Delaware limited liability company ("REGISTRANT"). Capitalized terms used in this Amendment No. 1 without definition shall have the meanings ascribed such terms in the Indenture.

         This Amendment No. 1 is filed to reflect, among other things, a change in the identity of the Trustee from IBJ Schroder Bank & Trust Company, a New York banking corporation ("IBJ") to State Street Bank and Trust Company, a Massachusetts trust company ("STATE STREET"). Each reference in the Prior Filing to IBJ is hereby amended to become a reference to State Street.

         Further, the Indenture has been similarly amended to reflect the change in identity of the Trustee and amended such that each reference to the address of the Trustee has become a reference to the address of State Street, namely, Goodwin Square, 225 Asylum Street, Hartford, Connecticut 06103,
Attention: Corporate Trust Administration, Facsimile (860) 244-1889. Exhibit T3C to the Prior Filing, is hereby similarly amended for all purposes of this Registration Statement as amended by this Amendment No. 1 (the "AMENDED REGISTRATION STATEMENT").

         The Prior Filing is further amended to delete the statement of eligibility and qualification of IBJ included as a part thereof and the statement of eligibility and qualification of State Street included as part of the Registrant's Application for Qualification of Indenture under the Trust Indenture Act of 1939, File No. 22-22277, is hereby incorporated by reference into the Amended Registration Statement for all purposes of the Amended Registration Statement.

         Finally, the Prior Filing is further amended to delete the reference in the table in Item 4 thereof to Mr. Jeffrey Furber and to the address for Mr. Furber and to replace each such reference to Mr. Furber with a reference to Janine Padia and each such reference to Mr. Furber's address with the following: Janine Padia, c/o First Winthrop Corporation, 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. References in the Limited Liability Company Agreement of the Registrant to Mr. Furber have similarly been amended and Exhibit T3A to the Prior Filing is hereby similarly amended for all purposes of the Amended Registration Statement.

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                                      SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, JAMBOREE LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles and State of California, on the 1st day of October, 1997.


                             JAMBOREE LLC



                             By: /s/ Kenneth Liang
                                 ---------------------------------------
                                  Kenneth Liang
                                  Sole Member

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